Exhibit 99.7

Deutsche Balaton Biotech AG: Consideration for the voluntary public partial purchase offer for Biofrontera shares increased to 8.00 Euro

Heidelberg, 1 July, 2019

Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung AG (hereinafter jointly referred to as "Bidders") today decided to increase the Offer Price for the currently ongoing voluntary public partial purchase offer for up to 500,000 shares of Biofrontera AG. The bidders will now offer Biofrontera shareholders a cash consideration of EUR 8.00 per Biofrontera share.

The increase in the offer takes account of the recent rise in stock market price. The increased consideration now not only exceeds the historical stock exchange prices from the time before the decision of the bidders to submit the partial purchase offer, but also the current stock exchange price. In addition, the increased consideration also exceeds the consideration offered in the competing offer of Maruho Deutschland GmbH by approximately 11%.

Beyond the change in consideration, the voluntary public partial purchase offer of the bidders remains unchanged: The Acceptance Period will continue to end on 19 July 2019, 24:00 hours (local time Frankfurt am Main). The partial purchase offer still relates to a maximum of 500,000 registered shares of Biofrontera AG. If more than the targeted number of shares were to be submitted to the offer, acceptance would be "pro rata".

The increase in consideration decided today by the bidders will be documented in an amendment to the Offer Document, which the bidders will publish at https://www.deutschebalatonbiotech.de/erwerbsangebot-biofrontera-2019 (also in a non-binding English translation). The amendment to the Offer Document will also be available free of charge at Deutsche Balaton Biotech AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg. The same applies to the non-binding English translation. In accordance with the provisions of the Securities Acquisition and Takeover Act (“WpÜG”), a notice will also be published in the Federal Gazette.

Hint:

This publication constitutes neither an offer to purchase nor a solicitation of an offer to sell Biofrontera Shares. The final terms of the amended partial purchase offer will be announced in the amendment to the Offer Document, which will be published by the Bidders in a timely manner.

The partial purchase offer relates only to Biofrontera Shares. Other securities relating to Biofrontera Shares are expressly not the subject of the partial purchase offer. In particular, the partial purchase offer does not apply to American Depositary Shares with ISIN US09075G1058 representing Biofrontera Shares ("Biofrontera ADS") which are also traded on the Stuttgart Stock Exchange. Holders of Biofrontera ADSs may not submit them for sale under the partial purchase offer. Holders of Biofrontera ADSs who wish to accept the partial purchase offer in respect of the Biofrontera Shares underlying the Biofrontera ADSs must first exchange their Biofrontera ADSs for Biofrontera Shares. Thereafter, these Biofrontera Shares may be tendered for sale under the partial purchase offer.

It is not intended that this will be carried out as a public offer in accordance with the provisions of any other legal system. With the exception of the measures described below to comply with US capital market regulations, no further announcements, registrations, approvals or approvals of the Offer Document or the partial purchase offer have been applied for or initiated outside the Federal Republic of Germany. The same applies to the amendment to the Offer Document.

In accordance with the requirements of the Tier I Exemption, the Bidders will file with the SEC a non-binding English translation of the Amendment to the Offer Document together with the Notice as a supplement to the CB form. Information will be available free of charge on the SEC's website at http://sec.gov as soon as it becomes available. Biofrontera Shareholders and holders of Biofrontera ADSs domiciled, domiciled or habitually resident in the USA may retrieve a non-binding English translation of the amendment to the Offer Document at the above mentioned internet address of the Bidders or request it from Deutsche Balaton Biotech AG via the above mentioned contact details.